
Exit
TURN 6
END TURN
Menu
Choose States to Spend Your Funds
NATIONAL GROUPS
STATE GROUPS
FILTERS
98
$24M
112
$26M
102 ELECTORS
$22M TO SPEND

INVEST IN **POLITICAL GAMES INC. (TWOSEVENTY)**

Tapping into the Multibillion-Dollar Market of Political Engagement

political-games.com Miami Beach, FL

Highlights

1. Exciting political strategy mobile game
2. Over 35,000 monthly active players; we expect 10X or more growth in the next presidential cycle
3. Up to 265K active monthly players during the last political season

4	Over 300 playable candidates
5	Featured by Fox News & ExtraTV as the "must-play" election sim
6	Founder Mark Penn built $2.3B revenue Stagwell (NASDAQ: STGW)
7	Revenue grew 48% year-over-year
8	Over 365K lifetime players

Featured Investor



Jay Leveton
Syndicate Lead

Follow

Invested $5,000 ⓘ

"Two Seventy is an exciting political strategy game that is the best out there — appealing to people of all ages. The game provides a combination of great strategy and giving people the opportunity to play their favorite characters or candidates, whether it left, right or center. I think the game has a great future and a large addressable market here in the US, in democracies across Europe like Germany, France and the UK and in South Asia, including India."

Our Team



Mark Penn   Chief Political Officer

Have taken a company public (Stagwell), Chief Pollster for Clinton in the White House, former Chief Strategy Officer at Microsoft



Alexander Deutsch   Manager of Marketing and Operations



Political Games—Monetizing America's Obsession With Elections

📈 *Political Strategy Game on Mobile:* 48% YoY Revenue Growth, Now Expanding to India & UK



From West Wing Advisor to Game Studio Founder

MARK PENN
Founded PSB (Penn & Schoen)
1975
Key strategist for President Clinton's re-election
1996
PSB sold to WPP Group
2001
Becomes CEO of Burson-Marstellar (BM)
2005
Joins Microsoft as Corporate VP
2012
Named Chief Strategy Officer, Microsoft
2014
Launches The Stagwell Group
2015
Stagwell becomes publicly traded (NASDAQ: STGW)
2021

Mark Penn popularized the term **"Soccer Mom"** while engineering President Clinton's 1996 re-election from inside the West Wing; he later ran Microsoft's corporate strategy. After founding and subsequently selling PSB Research, the polling firm trusted by Clinton, Tony Blair, Bill Gates and dozens of Fortune 500 CEOs, he went on to build Stagwell Inc. into a NASDAQ-listed marketing group with **$2B+ in annual revenue and 11,000+ employees.** A renowned thought-leader, Penn wrote the bestseller *Microtrends: The Small Forces Behind Tomorrow's Big Changes*, distilling subtle voter and consumer patterns into actionable strategy—exactly the skill set that now drives TwoSeventy's real-time, micro-trend election simulation.

Game On: Election Strategy for Everyone


END OF TURN 11
SKIP
PENNSYLVANIA
Electoral Votes
19
Campaign Cost
$60K
Popular Vote
6.1M
WIN
267
ELECTORS
$480K
SPEND
271
ELECTORS
$0
SPEND
POPULAR VOTE :
2,696,605
8,975,137

The battle for states involves complex allocation of limited funds.


Exit
TURN 14
END TURN
Options
Choose states to spend your funds
DEBATE
PARTY FUNDING
NATIONAL GROUPS
$210K
$305K
$362K


STATE GROUPS
141
$588K
RANK 100
242
ELECTORS
$1.4M $
$2.28M
TOTAL CAPITAL

Players battle over different interest groups that can swing the election.


Exit
TURN 6
END TURN
Options
Choose states to spend your funds
DEBATE
NATIONAL GROUPS
STATE GROUPS
82
$310K
RANK 100
40
ELECTORS
$940K $
$940K
TOTAL CAPITAL

Battles in swing states can get intense and involve significant resources from all players.

Mark had an epiphany: the same data-driven insights that win elections could be used to *educate* the electorate. He envisioned a game—*TwoSeventy*—that wasn't just a game, but a dynamic, interactive civics lesson—a way for every citizen to grasp the complex strategy of the Electoral College, to understand why a vote in Ohio might affect results in a different way from one in California.

He imagined a generation of voters who weren't just spectators, but active participants in the political process, armed with a deeper understanding of the Electoral College. **Investing in Political Games, in this vision, isn't just backing a tech company; it's funding a more informed, more engaged citizenry.** It's about taking the power of political strategy out of the smoke-filled rooms and putting it in the hands of the people.

What Players Like: Strategic Depth and Political Simulation

Political Simulation


Back
PLAY NOW
CHOOSE YOUR PARTY
NO LABELS
REPUBLICAN
DEMOCRAT
INDEPENDENT
NO LABELS

Each candidate has a variety of strengths and weaknesses that affect one's election strategy.

At the core of TwoSeventy's appeal is its strategic depth. Players appreciate the game's mechanics, which require them to think critically about resource allocation and the geographic and demographic targeting of their campaigns. The need to balance national and state-level efforts, coupled with the influence of various interest groups, provides a satisfying strategic challenge.

The game's simulation of the Electoral College is also a key draw. It offers a hands-on way to understand how a candidate can win the presidency without securing the popular vote, a concept that is often a point of debate and confusion in American politics. The ability to play as a variety of real-world political figures, both contemporary and historical, adds another layer of enjoyment, allowing players to pit their favorite politicians against each other in hypothetical matchups.


PATH TO 270
START GAME
($250k)


Focus on National Groups (Max $50k bonus, region-locked)
Focus on State Group Control (Up to $100k bonus, region-locked)
Spend in same nat, grous 3 x to activate bonus
Contest majority control (based on group $ total)
+$25 k-50/turn usable oNLY in group
+$50 k-100' k/turn usable ONLY in group
Push for Ballot
Push for Ballot (100+ EV = threat)
Map Control Race
Expand pre-sence to reach 270 EV
Economic Denial
Opponent income stalls → swing momentum
Push for Ballot
Push for Ballat
370+ EV wins
Invest to block opponent's bons
Economic Denial
Economic denial

There are many, many paths to victory. But coalition building is important in all of them.

"270 U.S. Election is the ultimate political strategy game! It offers deep, engaging gameplay where you can strategize, campaign, and swing key states to secure victory. The attention to detail in election dynamics makes it both fun and educational. The ability to customize candidates, debate strategies, and manage resources keeps every playthrough exciting. Whether you're a political enthusiast or just love tactical games, this is a must-have. Highly

recommended!" - Ram Thota077 (player)

"270 is probably the only well-designed and playable political game on the Apple App and Google Android App Stores. Regular candidate updates, an active community and the ability to play with friends, makes it an addictive and fun game." - Salvp03 (player)

"270 election is a highly addictive strategic political game that requires patience, dedication and a good understanding of each of your political opponents. Easy to learn and fun to play." - Mr. Nolsy (player)

Political Spend of $12B Meets Gaming Spend of $28B



The $12 billion spent on U.S. elections does one thing effectively: it makes politics a national obsession. We have built a platform to channel that obsession. While traditional outlets struggle to hold attention, our game converts civic interest into a compelling and profitable experience within the $28 billion mobile gaming market. The proof is in our data: with over 35,000 monthly active users who play for nearly an hour a day, we have demonstrated an ability to capture and retain this audience. More importantly, our 48% revenue growth while slashing ad spend by 76% proves our core thesis: the demand is organic, and our business model is efficient. Your investment will help us scale a proven engine that turns public interest into predictable, subscription-based revenue.

The 35,000+ monthly active players is at the low point of the election cycle; we expect massive user growth during the run up to the next presidential election.

Organic Growth and Incredible Engagement



A daily active user averages 10 sessions per day at an average of 5 minutes 10 seconds per session, for a total daily playtime of almost an hour! This is TikTok-level engagement. An average active player will play 250–300 games per month. People who play love to play!

Proven Revenue Model - Subscriptions and In-App Purchases

Out of the more than $200K in annual revenue, roughly 20% comes from one-off character purchases, while 80% comes from sticky and steady subscription revenue. The steady subscription revenue allows for predictable cash flow.





48%
Year-over-Year Revenue Growth

In 2024, **revenue increased by 48% while we cut advertising by almost 76%.** Without significant investment in game improvements or advertising, the paying user base has continued to grow organically.

The app is a freemium model; out of the monthly active users of over 35,000, 3.5% of those are paying players. An average free to play game only gets 2% converted. And because the app is freemium, many more people can learn about elections while we still sufficiently monetize the most diehard players.

The Road Ahead: Expand TwoSeventy and Go After International Markets

The players, especially the daily active users and the paying players, love the complexity and strategy of the game. With a successful fundraise, we will be able to add an entire historical section to the game. It will integrate U.S. history, the evolution of the Electoral College, and open up many new complexities to playing. We will be able to invest a lot more engineering resources into evolving TwoSeventy.



TwoSeventyTwo
Lok Sabha 2029

Seats secured
183 / 272



With outside funds, we will also be able to go after international markets. India is the largest democracy in the world, and their electoral system works very differently than the U.S. Electoral College. We plan to make TwoSeventyTwo (working title), an Indian election simulation game focused on getting 272 seats out of 543 in the Lok Sabha. The UK is the second most important democratic market. We plan to launch ThreeTwentySix (working title); 326 is the number of seats needed in the UK's House of Commons for a working majority.